FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of January, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                     Form 20-F  X        Form 40-F
                              -----               -----
  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                Act of 1934. )

                              Yes         No  X
                                 -----      -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

The news release on the announced acquisitions of interests and assets of Sichuan Hydro Power and Pingliang Power Plant as approved by the Government, made by Huaneng Power International, Inc. in English on January 10, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     January 10, 2005

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
        Acquisitions of Interests and Assets of Sichuan Hydro Power and
               Pingliang Power Plant Approved by the Government

(Beijing, China, January 10, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced that on December 31, 2004, the Company obtained approval from the relevant PRC government authorities on the respective transfer agreements signed on October 26, 2004 among the Company and China Huaneng Group (the "Huaneng Group"). The Company has paid to the Huaneng Group the consideration in full for the relevant acquisitions in accordance with the terms of the respective transfer agreements. All prerequisites of the transfer agreements have been satisfied and so the acquisitions have been completed.

Pursuant to the aforesaid transfer agreements, the Company has acquired from the Huaneng Group the following for an aggregate consideration of RMB2.025 billion: i) 60% equity interest of Sichuan Huaneng Hydro Power Development Limited Liability Company ("Sichuan Hydro Power"); and ii) 65% equity interest of Gansu Huaneng Pingliang Power Generation Limited Liability Company ("Pingliang Power Plant").

To date, the Company's total generation capacity on an equity basis has increased by 1,146MW to reach 20,998MW. The acquisitions has also brought to the Company an additional equity-based generation capacity under construction totaling 389MW.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 20,998MW on an equity basis. The Company wholly owns 16 power plants, and has controlling interests in seven power plants and two power companies, and minority interests in four power companies. Today, it is one of the largest independent power producers in China.


                                    ~ End ~



Ms. Meng Jing / Ms. Zhao Lin                 Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.            Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                 Tel: (852) 2520 2201
Fax: (8610) 6649 1860                        Fax:(852) 2520 2241
Email: ir@hpi.com.cn